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                             May 27, 2021

       Mehmet Emirdag
       Chief Executive Officer
       D-MARKET Electronic Services & Trading
       Kutepe Mahallesi Mecidiyek  y Yolu
       Cadde no: 12 Kule 2 K2
       ili 34387 Istanbul, Turkey

                                                        Re: D-MARKET Electronic
Services & Trading
                                                            Amended Draft
Registration Statement on Form F-1
                                                            Submitted May 10,
2021
                                                            CIK No. 0001850235

       Dear Mr. Emirdag:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form F-1

       We depend upon talented employees, including our senior management, page
39

   1. We note your response to prior comment 17. Please revise this risk factor heading to clarify that the
ensuing narrative includes discussion of the legal challenges facing your founder and chairwoman.
In addition, please discuss the possibility that adverse public opinion related to the
allegations against your founder and chairwoman may cause present and future consequences
to your business, regardless of the legal outcome of the
                                                        proceedings.
 Mehmet Emirdag
FirstName  LastNameMehmet    Emirdag
D-MARKET     Electronic Services & Trading
Comapany
May        NameD-MARKET Electronic Services & Trading
     27, 2021
May 27,
Page 2 2021 Page 2
FirstName LastName
Our Ability to Leverage our Growing Scale, page 78

2. We note your response to prior comment 13. Please expand your discussion to describe in greater detail the anticipated costs associated with each of these material initiatives.
Related Party Transactions, page 162

3. We note your response to prior comment 18 in which you appear to have disclosed only the most significant business relationships with Dogan family companies. However, given the extensive nature of your relationships with the Dogan family, please add a chart to show the full scope of these relationships, including the entities with whom you've contracted for purchase or sale of goods and services. We believe that a more comprehensive view of your business dealings with the Dogan family is necessary for investors understand your financial involvement with this related party. In addition, please address whether the products and services covered by your agreements with Dogan are provided at market rates.
Consolidated Financial Statements, page F-1

4. Please revise to ensure financial statements and other data (e.g., MD&A) read consistently from left to right in same chronological order throughout the filing. Refer to SAB Topic
         11.E.
Note 15 - Revenue, page F-44

5. We note the disclosure you added in response to comment 20. Please tell us your consideration of disaggregating sales of goods by major product lines. In this regard, we note your disclosure on page 6 that you offer over 44 million SKUs across 32 different categories including home appliances, books & hobbies, fashion & lifestyle, home & garden, groceries and technology products.
Note 25 - Subsequent Events, page F-58

6. Please clarify whether the estimated cash outflow to key management personnel and other executives relating to the cash settled part of the plans in the event of a successful Initial
         Public Offering IPO is a maximum of USD $30 thousand or USD $30 million.
 Mehmet Emirdag
D-MARKET Electronic Services & Trading
May 27, 2021
Page 3




       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                        Sincerely,
FirstName LastNameMehmet Emirdag
                                                  Division of Corporation
Finance
Comapany NameD-MARKET Electronic Services & Trading
                                                  Office of Trade & Services
May 27, 2021 Page 3
cc:       Era Anagnosti
FirstName LastName